Wireless Fund Expands Distribution Network

SAN DIEGO, September 20, 2007 -- Wireless Fund (Nasdaq:WIREX) is now available at Charles Schwab & Co., Inc. (Nasdaq:SCHW) on the no-load, no-transaction-fee platform.  Schwab offers thousands of no-load, no-transaction-fee funds through the Schwab Mutual Fund OneSource® service. Many more funds are offered with a load or transaction fee.

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available at http://www.wireless-fund.com or upon request by calling 1-800-590-0898. Please obtain and carefully read the prospectus before investing.

SOURCE: Wireless Fund